Exhibit 99.1

Agria Subsidiary PGG Wrightson Announces Conditional Sale Agreement

of Seed and Grain Business to DLF Seeds

HONG KONG, August 6, 2018 -- Agria Corporation (“Agria” or “the Company”), today announced that its New Zealand-based subsidiary, PGG Wrightson Limited (NZSE: PGW) (“PGW”), entered into a conditional agreement to sell its PGG Wrightson Seeds (“PGW Seeds”) business to DLF Seeds A/S (“DLF”), a Denmark-based global seed co-operative.

The agreement arose from a strategic review conducted by PGW in recent months. A summary of the key terms of the conditional agreement is below:

•	DLF Seeds will purchase 100 percent of the shares of PGG Wrightson Seeds Holdings Limited and thereby acquire substantially all the assets and operations of the PGW Seed and Grain business in New Zealand, Australia, South America and internationally.
•	The purchase price is approximately NZ$421 million. DLF will also assume and repay approximately NZ$18 million of debt owed by PGW Seeds.
•	The agreement is conditional upon:
o	PGW shareholder approval of a major transaction at a shareholders meeting.
o	New Zealand Overseas Investment Act approval.
o	New Zealand Commerce Commission clearance, Australian Competition and Consumer Commission approval and receipt of applicable regulatory approvals in South America.
o	Change of control consents from certain PGW Seeds’ joint venture partners
o	PGW banking syndicate consent.
•	PGW and PGW Seeds will enter into a long-term distribution agreement for seed and grain.

•         PGW will grant a brand licence to PGW Seeds for the continued use of the PGG Wrightson Seeds brand.

•	PGW will continue to provide a range of corporate functions and back office services to PGW Seeds for a transitional period of between 12 and 18 months.

A committee of independent directors formed by PGW’s Board has engaged KordaMentha to prepare an Independent Appraisal Report to assess the merits of the transaction for PGW shareholders. The Independent Appraisal Report would be provided to shareholders of PGW along with other explanatory information and the directors’ recommendation in due course. The report and additional explanatory materials will inform PGW shareholders about the merits of the transaction prior to the shareholders being called to vote in respect of the same.

The PGW Board is continuing to work with Credit Suisse (Australia) Ltd and First NZ Capital Ltd on the strategic review to explore options for PGW’s business, growth opportunities, capital and balance sheet requirements and shareholding structure, as previously announced by PGW. In addition to the sale of the PGW Seeds business, the PGW Board will evaluate a full range of options, including debt reduction, distributions to shareholders and strategic growth opportunities available to PGW.

As the majority shareholder of PGW, Agria will continue to work with the PGW Board to ensure that any further options and opportunities taken with respect to PGW will benefit all PGW shareholders, including Agria as a PGW shareholder and in turn, Agria’s shareholders.

About Agria Corporation

Agria is a global agricultural company with three principal business segments: Seed and Grain; Crop Protection, Nutrients and Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural Services segment provides livestock trading, wool trading, irrigation and pumping, real estate agency and other agriservices. For more information about Agria Corporation, please visit www.agriacorp.com.

Contact:

The Blueshirt Group

Asia

Gary Dvorchak, CFA

Phone (China): +86 (138) 1079-1480

Email: gary@blueshirtgroup.com

United States

Ralph Fong

Phone: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

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